General Shareholders’ Assembly elected Jorge Gabino Pinzon Sanchez as member of the Board of Directors

BOGOTA, Colombia, Dec. 6, 2012 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP ) informs that, in order to fill the vacancy on the fourth seat of the Board of Directors, the Shareholders' Assembly, in its extraordinary meeting held on December 6th, 2012, elected Jorge Gabino Pinzon Sanchez with a majority of the votes. He will hold the seat henceforth.

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Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co